REDCORP

NEWS RELEASE

July 28, 2005 News Release 05-09

Tulsequah Project Receives Final CEAA Authorization

REDCORP VENTURES LTD. (RDV-TSX) (the "Company") is pleased to announce it has been informed that Fisheries & Oceans Canada and Transport Canada, as Responsible Authorities for the Tulsequah supplemental screening assessment under the *Canadian Environmental Assessment Act ("CEAA")*, have recorded their decision that the Tulsequah Project, owned 100% by Redcorp's wholly-owned subsidiary – Redfern Resources Ltd., is unlikely to result in any significant adverse environmental effects. Accordingly the project is cleared to proceed.

This decision marks the conclusion of a supplemental screening process which commenced in April 2004 and was required as a result of amendments to the Project from the original CEAA Screening approval obtained in 1998. At this time the Tulsequah Project holds all of the necessary federal and provincial environmental assessment certifications to allow the project to proceed to development. Redfern also holds a Special Use Permit for the proposed access road to the project.

In May, the Company announced that Redfern had suspended a Feasibility Study update of the Tulsequah project due to higher than anticipated preliminary estimates of capital and operating costs. In order to make the project financeable Redfern is currently evaluating opportunities to reduce these costs and to expand the existing resource base. The receipt of the CEAA screening authorization is very important as it now provides a clear path to development once the project feasibility is re-established.

The Company also wishes to acknowledge and thank the many individuals, companies and organizations who made the effort to record with the federal government their support for the project and the necessity for a fair and objective concluding decision under the CEAA process.

Redcorp Ventures Ltd. is a Vancouver based mineral exploration and development Company with active projects in British Columbia and Portugal. Further information on Redcorp and the Tulsequah Project can be obtained on the Company's website at www.redcorp-ventures.com and at Redfern's website at www.redfern.bc.ca.

ON BEHALF OF THE BOARD OF DIRECTORS OF REDCORP VENTURES LTD.

Per: "Terence Chandler"
Terence Chandler, President

This document contains certain forward looking statements which involve known and unknown risks, delays and uncertainties not under the Company's control which may cause actual results, performance or achievements of the Company to be materially different from the results, performance or expectations implied by these forward looking statements.

REDCORP VENTURES LTD.

Suite 760, 777 Hornby Street, Vancouver, B.C., Canada V6Z 1S4
Tel: 604 669 4775 □ Fax: 604 669 5330 □ Toll Free: 1-888-669-4775

REDCORP

FILE No. 82-1824

NEWS RELEASE

July 27, 2005 News Release 05-08

Appointment of New Director

REDCORP VENTURES LTD. (RDV-TSX) (the "Company") is pleased to announce that Robert G. Carmichael has been appointed a Director of the Company, commencing immediately. Mr. Carmichael is a professional engineer and has acted as an officer of the Company since 2002 in the capacity of Vice President, Exploration. During this time he has been instrumental in preparing and managing exploration activities for the Company and evaluating acquisition opportunities. Prior to this and since 1995, Mr. Carmichael was Vice President, Exploration for Redfern Resources Ltd., the Company's wholly-owned subsidiary.

Mr. Carmichael has resigned his position as Vice President, Exploration and will cease to be an employee of the Company in mid-August. The Company is pleased to retain Mr. Carmichael's experience and expertise as a member of the Board of Directors.

Michael G. Allen, currently Senior Project Geologist, will assume the position of Exploration Manager for the Company. Mr. Allen has been a practicing geologist for 8 years, principally in Canada. During this time he has been involved in the exploration for both base and precious metals and diamonds. Mr. Allen is supervising the Lagoa Salgada massive sulphide drill program in Portugal which is now in progress.

Redcorp Ventures Ltd. is a Vancouver based mineral exploration and development Company with active projects in British Columbia and Portugal. Further information on Redcorp and the Tulsequah Project can be obtained on the Company's website at www.redcorp-ventures.com and at Redfern's website at www.redfern.bc.ca.

ON BEHALF OF THE BOARD OF DIRECTORS OF REDCORP VENTURES LTD.

Per: "Terence Chandler"
Terence Chandler, President

This document contains certain forward looking statements which involve known and unknown risks, delays and uncertainties not under the Company's control which may cause actual results, performance or achievements of the Company to be materially different from the results, performance or expectations implied by these forward looking statements.

REDCORP VENTURES LTD.

Suite 760, 777 Hornby Street, Vancouver, B.C., Canada V6Z 1S4
Tel: 604 669 4775 □ Fax: 604 669 5330 □ Toll Free: 1-888-669-4775

REDCORP

NEWS RELEASE

July 19, 2005

News Release 05-07

Portugal Drilling Program Commencing

REDCORP VENTURES LTD. (RDV-TSX) and its wholly-owned subsidiary Redcorp Empreendimentos Mineiros Unipessoal Lda ("REM") (together, the "Company") are pleased to provide an update on activities on the Lagoa Salgada exploration concession, held 100% by REM, located in the prolific Iberian Pyrite Belt of southern Portugal.

The drill program is scheduled to commence on July 22 with percussion pre-collar drilling and casing of the Tertiary sediments which overlie the host bedrock. Diamond drilling will follow the pre-collaring program, to allow coring and evaluation of the targets. These targets have been defined by a comprehensive compilation and re-processing of available drilling information and geophysical data gathered by earlier operators.

The recent 3D gravity inversion completed on the existing data for Lagoa Salgada has resulted in several high-quality targets in the vicinity of the known mineralization. This work also shows a clear density anomaly exactly coinciding with the existing, partially-defined sulphide lens. This information is depicted at the Company's website at http://www.redcorp-ventures.com/RedcorpLagoa.htm showing a map of the modeled bedrock density.

This map was created by 3 dimensional inversion of the existing gravity data. This technique has only recently become commercially practical due to increases in computing power and has not been applied to the Lagoa Salgada property in the past. The density anomalies which resulted from the inversion provide a different picture than the raw gravity data, which is all that was available to guide the drilling done in the 1990's. The model depicts a series of density anomalies over an area extending 6 kilometres E-W and 4 kilometres N-S. This distribution of density anomalies has dimensions typical of many of the known massive sulphide deposit clusters in the Iberian Pyrite Belt. Most of the anomalies remain untested by prior drilling.

The volcanic rocks which host these anomalies at Lagoa Salgada lie on an extension of the volcanic stratigraphy which hosts the Caveira, Lousal and Neves Corvo massive sulphide deposits, to the south and east. A parallel belt of favourable volcanic rocks extends under the east side of the Lagoa Salgada property. The Aljustrel Mine and associated massive sulphide deposits is located to the south and east within this belt. A regional geology map showing these relationships is also available on the Company's website.

Redcorp Ventures Ltd. is a Vancouver based mineral exploration and development Company with active projects in British Columbia, Canada and Portugal. Further information on Redcorp and REM can be obtained on the Company's website at www.redcorp-ventures.com.

ON BEHALF OF THE BOARD OF DIRECTORS OF REDCORP VENTURES LTD.

Per: "Terence Chandler"
Terence Chandler, President

Robert G Carmichael, P.Eng. is Vice-President of Exploration and the designated QP for the Lagoa Salgada Project. Lithogeochem analyses of drill core samples are obtained from sawn core using standard analytical techniques. Analyses have been conducted by Acme Labs in Vancouver BC.

This document contains certain forward looking statements which involve known and unknown risks, delays and uncertainties not under the Company's control which may cause actual results, performance or achievements of the Company to be materially different from the results, performance or expectations implied by these forward looking statements.

REDCORP VENTURES LTD.

Suite 760, 777 Hornby Street, Vancouver, B.C., Canada V6Z 1S4
Tel: 604 669 4775 □ Fax: 604 669 5330 □ Toll Free: 1-888-669-4775

REDCORP

FILE No. 82-1824

Interim Consolidated Financial Statements

for the three months ended

March 31, 2005

- unaudited -

REDCORP VENTURES LTD.

Suite 760, 777 Hornby Street, Vancouver, B.C., Canada V6Z 1S4
Tel: 604 669 4775 ● Fax: 604 669 5330 ● Toll Free: 1-888-669-4775

REDCORP VENTURES LTD.
Consolidated Balance Sheets

		March 31, 2005 (unaudited)		December 31, 2004 (audited)
ASSETS				
Current Assets:				
Cash & cash equivalents	$	**1,431,568**	$	1,807,215
Accounts receivable		**203,279**		285,424
Mineral exploration tax credit		**380,000**		380,000
Prepaid expenses		**37,191**		56,840
Total current assets		**2,052,038**		2,529,479
Restricted cash - reclamation bond		**136,931**		148,106
Long term investment		**17,411**		17,411
Property, plant and equipment		**87,577**		106,848
Mineral property interests		**3,719,272**		3,719,272
Restrictred cash for asset retirement obligations		**1,783,912**		1,778,097
	$	**7,797,141**	$	8,299,213
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current Liabilities:				
Accounts payable and accrued liabilities	$	**102,467**	$	119,652
Asset retirement obligations		**355,501**		381,353
Shareholders' Equity:				
Share Capital		**43,453,832**		43,453,384
Contributed Surplus		**601,649**		601,649
Deficit		**(36,716,308)**		(36,256,825)
Total shareholders' equity		**7,339,173**		7,798,208
	$	**7,797,141**	$	8,299,213

REDCORP VENTURES LTD.
Consolidated Statements of Operations and Deficit
(UNAUDITED)

	March 31, 2005	March 31, 2004
Oil & Gas Revenue	$ 4,000	$ 11,600
Interest income	13,345	12,887
Other Income	800	
	18,145	24,487
Expenses		
Accretion expense	6,510	5,400
Exploration costs	224,738	137,840
Project generation	5,174	1,092
Amortization property, plant and equipment	22,089	4,088
Communications	2,577	2,168
Fees and taxes	26,043	10,902
Investor relations	10,500	7,000
Legal and audit	52,683	15,461
Office	46,473	32,032
Insurance	18,465	12,903
Rent	11,892	8,725
Salaries	46,042	67,059
Travel	4,442	6,380
	477,628	311,050
Net Earnings (Loss)	(459,483)	(286,563)
Deficit, beginning of period		
As previously reported	(36,256,825)	(29,463,976)
Adjustment on adoption of new accounting standard	-	(112,471)
As restated	(36,256,825)	(29,576,447)
Deficit, end of period	$ (36,716,308)	$ (29,863,010)
Earnings (loss) per share	$ (0.01)	$ (0.01)

REDCORP VENTURES LTD.
Consolidated Statements of Cash Flows
(UNAUDITED)

	March 31, 2005	March 31, 2004
Cash provided by (Used in)		
Operations:		
Net loss	$ (459,483)	$ (286,563)
Items not affecting cash		
Accretion expense	6,510	5,400
Amortization property, plant and equipment	22,089	4,088
Stock compensation expense	-	28,279
Net changes in accounts receivable, mineral exploration tax credit recoverable, prepaid expenses and accounts payable and accrued liabilities	84,610	28,763
Asset retirement obligation	(32,363)	(25,258)
	(378,637)	(245,291)
Financings:		
Common shares issued for cash, net of issue costs	448	3,098,140
Investments		
Purchase of property, plant abd equipment, net	(2,818)	(7,702)
Restricted cash-reclamation bond	11,175	-
Restricted cash for asset retirement obligation	(5,815)	(12,132)
	2,542	(19,834)
Increase (decrease) in cash and cash equivalents	(375,647)	2,833,015
Cash and cash equivalents, beginning of period	1,807,215	536,358
Cash and cash equivalents, end of period	$ 1,431,568	$ 3,369,373

Notes to Consolidated Financial Statements

1. Accounting Policies:

The "Company" consists of Redcorp Ventures Ltd. and its wholly owned subsidiaries Redfern Resources Ltd. and Redcorp Empreendimentos Mineiro Unipessoal Lda.

The information as at March 31, 2005 and for the three month period ended March 31, 2005 and 2004 are unaudited. However, such financial information reflects all adjustments (consisting solely of normal recurring adjustments) necessary for a fair presentation of the results for the periods presented. The unaudited interim consolidated financial statements are prepared using accounting policies consistent with, and should be used in conjunction with, the Company's consolidated financial statements as at and for the year ended December 31, 2004.

2. Share Capital:

(a) *Authorized, issued and outstanding:*

Authorized share capital consists of unlimited number of no par value common shares.

Details of shares issued and outstanding are as follows:

	March 31, 2005		March 31 , 2004	
	Number	Amount	Number	Amount
Balance, beginning of period	70,502,854	$ 43,453,384	42,330,255	$ 35,185,155
Issued for cash:				
Options exercised			125,000	20,000
Warrants exercised			1,605,000	358,250
Private Placement			9,999,999	3,000,000
Less Expenses of offering		(448)		466,336
Balance, end of period	70,462,854	$ 43,453,832	54,060,254	$ 38,097,069

(b) *Share purchase options:*

	Number of shares	Weighted average Exercise price
Outstanding, December 31, 2004	2,900,000	$0.25
Granted		
Exercised		
Expired		
Outstanding, March 31, 2005	2,900,000	$0.25

The options outstanding at March 31, 2005 expire between May 3, 2006 and August 23, 2009.

(b) *Stock-based compensation:*

During the quarter ended March 31, 2005, the Company recognized compensation cost of NIL (quarter ended March 31, 2004 - $28,279) in respect of options grantedunder its stock option plan. This amount was calculated in accordance with the fair value method of accounting.

For the purposes described above, the fair value of the stock option grants was estimated on the date of the grant using the Black Scholes option pricing model with the following assumptions:

	Q1 2005	Q1 2004
Risk free interest rate	-	3.25%
Dividend yield	-	0.00%
Expected lives	-	3 years
Volatility	-	54%

There was no amount recorded for stock-based compensation in the three months ended March 31, 2005, as no options were granted. The weighted average grant date fair value of options granted during the quarter ended March 31, 2004 was $0.11 per option.

(c) *Share purchase warrants:*

Each warrant entitles the holder to purchase a common share at a set price and is exercisable at the option of the holder for a set period of time. There are 15,658,278 warrants issued and outstanding at March 31, 2005 which are exercisable as follows:

Balance, December 31, 2004	Issued	Exercised	Expired	Balance, March 31, 2005	Exercise price	Expiry
1,757,400				1,757,400	$0.25	May 14, 2005
4,133,330				4,133,330	$0.30 - 0.45	March 8, 2006
1,152,548				1,152,548	$0.35	July 16, 2005
6,906,858				6,906,858	$0.50	July 16, 2006
1,708,142				1,708,142	$0.50	July 28, 2006
15,658,278				15,658,278		

There were no warrants exercised in the first quarter of 2005.

3. Commitments and contingencies:

(a) Operating leases:

The Company is party to certain operating leases for office space and office equipment:

2005	29,620
2006	10,210
2007 and thereafter	-

REDCORP

REDCORP VENTURES LTD.

Interim report
for the three months ended
March 31, 2005

Management Discussion and Analysis

Overall Performance

This discussion should be read in conjunction with the accompanying three month unaudited consolidated financial statements for Redcorp Ventures Ltd. and its wholly-owned subsidiaries Redfern Resources Ltd. ("Redfern") and Redcorp Empreendimentos Mineiro Unipessoal Lda ("REM"), (collectively the "Company"), and related notes for the period ending March 31, 2005. As more fully discussed under the section entitled "*Critical Accounting Estimates and Changes in Accounting Policies*" the Company retroactively adopted new Asset Retirement Obligations policies, effective January 1, 2004. This is more fully discussed in note 2 of the Company's audited annual financial statements for the period ending December 31, 2004.

The Company is engaged in the business of acquiring and exploring mineral properties with the aim of developing them to a stage where they can be exploited at a profit. The Company's principal property is the active Tulsequah Project in northwest British Columbia which is owned and operated by Redfern. Redcorp also owns the Hawk gold project in north central British Columbia which is currently inactive. REM holdss the active Lagoa Salgada project in Portugal.

During the three months ended March 31, 2005 the Company did not complete any financing for additional working capital. Total net funds realized through issuance of share capital in the first three months of 2005 were $448 compared to $3,098,140 during the corresponding period in 2004.

Exploration activities conducted in the period consisted primarily of preparatory work at the Lagoa Salgada property consisting of re-processing of prior geophysical information, re-logging of core obtained from previous drilling and lithogeochemical sampling. This work will allow completion of a compilation of past results and a layout of further drilling activities planned for the second and third quarters of 2005. The Company also conducted some work to evaluate new project opportunities in Portugal and completed an application to acquire a second exploration contract area in central Portugal, subject to approval by the Portuguese government. At the Tulsequah Project, work was completed during the quarter to finalize a new resource estimate. This was reported on February 28, 2005. The Company has engaged Hatch Ltd. and AMEC Americas Ltd. engineering consulting firms to commence a feasibility update which, subsequent to the quarter, was curtailed. Expenditures were also incurred during the reporting period to participate in public meetings related to completion of an amended federal Canadian Environmental Assessment Act (CEAA) screening authorization. A decision on that authorization is now anticipated in the second quarter.

Critical Accounting Estimates and Changes in Accounting Policies

Effective January 1, 2004 the Company retroactively adopted the new Asset Retirement Obligations (ARO) policy of the Canadian Institute of Chartered Accountants. This change was instituted in January 2005 and required restating of the 2004 interim financial statements referenced in this report. This policy requires the recording of the fair value of the liability for asset retirement obligations (eg. mine site closure and reclamation costs) and capitalization of asset retirement costs as part of the asset's carrying value. As all of the identified obligations are attendant to the Tulsequah Chief project, capitalization of ARO added an additional $540,072 to the recorded capital value of the property. The Company's estimates of asset retirement obligations are subject to change in response to changes in regulatory requirements, the extent of required reclamation and changes in methodology or estimated costs to complete the proposed reclamation.

Based on the most recent resource estimates and project permitting status, management believes the carried value of the properties is not impaired and, accordingly, no write-down of mineral properties has been recorded at this time. The Tulsequah project has a capitalized value of $3,715,072 and this is under review.

Apart from the potential write-down of mineral properties from time to time, based on the assessment of mineable deposits, there is little variation expected in operating results from year to year and little is to be expected until such time, if any, as a production decision is made on one of the Company's mineral properties. The Company's consolidated financial statements have been prepared assuming the Company will continue on a going-concern basis.

The Company uses the fair-value method to record stock-based compensation, details of which are disclosed in note 2 of the accompanying notes to the interim financial statements. The stock-based compensation expense recorded in the three months ending March 31, 2005 was nil compared to $28,279 in the corresponding period of 2004.

Results of Operations

During the three months ended March 31, 2005 the Company's total expenditures were $477,628 as compared to $311,050 in the same period of 2004. This increase principally reflects the increased exploration expenditures related to preparatory work at Lagoa Salgada, and increased costs for audit and legal fees associated with changes in accounting procedures and regulatory reporting requirements in 2005. Administration and overhead expenses in the three months ending March 31, 2005 were $252,890 compared to $173,210 in the corresponding period of 2004. The higher costs in 2005 are related principally to increased expenditures for fees for legal and audit, insurance, amortization of leased vehicles (Portugal) and increased costs for purchase and upgrading of office computing supplies and software.

Income from interest, and revenue from investment interests in oil and gas properties during the first three months of 2005 was $18,145 (2004 - $24,487). The reduced revenue relates to reduced income from Oil and Gas revenue reflecting the Company's share of operating expenses incurred to maintain the producing well operations.

During the first three months of 2005 Redfern did not sell any of its long-term investment securities held in EuroZinc Mining Corporation ("EuroZinc"). As of March 31, 2005 Redfern continues to hold a total of 330,926 EuroZinc shares.

Exploration activities were split between finalizing the resource model for Redfern's Tulsequah project and subsequent feasibility update costs and also completing compilation work on REM's Lagoa Salgada project prior to start of exploration operations planned for the second quarter of this year. In addition, Redfern incurred monitoring and consulting engineering expenses for ongoing remediation activity at the Tulsequah project in preparation for further remediation work at the site, planned to commence in April.

During the first three months of 2005 the Company recorded a net loss of $459,483 compared to a loss of $286,563 in the corresponding period of 2004. Consolidated working capital at the end of the period stands at $1,949,571 compared with $2,409,827 as of December 31, 2004.

Related Party Transactions and Additional Disclosure

The Company does not hold any off-balance sheet debt, nor does any director of the Company hold debt on behalf of the Company. All material transactions have been recorded or disclosed in the accompanying consolidated financial statements of the Company. There were no significant related-party transactions in the first three months of 2005 and none in 2004. The Company's most significant contractual obligations relate to its current office and office equipment leases with commitments totalling $39,830 through to early 2006.

Summary of Quarterly Financial Information

The following represents selected consolidated financial data for the eight quarters ended March 31, 2005 (unaudited):

Quarter ended	**Jun 30, 2004 (re-stated)**	**Sep 30, 2004 (re-stated)**	**Dec 31, 2004**	**Mar 31, 2005**
Net revenue (Note 1)	$32,165	$33,227	$41,460	$18,145
Net earnings (loss) (Note 3)	$(2,571,320)	$(2,904,301)	$(918,194)	$(459,483)
Net earnings (loss) per share (Note 3)	$(0.04)	$(0.05)	$(0.01)	$(0.01)

Quarter ended	**Jun 30, 2003 (re-stated)**	**Sep 30, 2003 (re-stated)**	**Dec 31, 2003 (re-stated)**	**Mar 31, 2004 (re-stated)**
Net revenue (Note 1)	$36,976	$33,699	$14,811	$24,487
Net earnings (loss) (Note 3)	$(339,352)	$(1,178,983)	$(669,001)	$(286,563)
Net earnings (loss) per share (Note 3)	$(0.01)	$(0.03)	$(0.01)	$(0.01)

(1) Net revenue includes oil and gas revenue, interest and other revenue, and gain on sales of investments.
(2) There are no preferred shares authorized.
(3) Net earnings in total and on per equity share is same as indicated above.

Quarterly variations principally reflect the variation in the Company's exploration expenditures and activity from quarter to quarter and year to year. Seasonal exploration expenditures are greatest in the third quarter of each year reflecting the increased activity during the summer months for the Company's mineral properties located in northern British Columbia. Expenditures were increased in 2005 and 2004 relative to 2003 in response to the improvement in metal prices and project economic outlook due to increases in global market demand. In addition, the receipt by Redfern of a Project Approval Certificate for the Tulsequah project led to a re-activation of that project and increased levels of exploration expenditures. It is anticipated that this trend will continue through 2005, although at reduced expenditure levels due to the reduction in planned exploration expenditures at Tulsequah, pending the outcome of the feasibility update studies in progress and determination of the project program for the remainder of 2005. Income is relatively constant, reflecting the steady contribution of oil and gas income and variations in interest income reflecting the cash account balances. The Company has fully written down the oil and gas assets and no depletion expense is currently recorded.

Liquidity and Capital Resources

In the three months ended March 31, 2005 the Company did not issue any share capital for cash. Further financing may be required to fund exploration programs and commitments at the Company's principal properties. The Company has no long term debt.

No shares of EuroZinc were sold in 2004 or in the first three months of 2005 and Redfern retained a total of 330,926 shares of EuroZinc as of March 31, 2005. The cash resources of the Company have been principally used to fund the exploration of mineral properties and the feasibility, permitting and defence of the permitting of the Tulsequah properties as well as to fund the Company's net overhead expenses and project generation costs. A total of $1,431,568 remained in cash and cash equivalents at March 31, 2005 (March 31, 2004 - $3,369,373).

The Company has filed qualifying expenses in its 2004 tax return which are eligible for a tax credit of $380,000 under the British Columbia Mineral Exploration tax credit program. Under that program the tax credit is issued as a cash payment as the Company has no net taxes payable for 2004.

The recoverability of amounts shown for the Tulsequah project is dependent upon completion of remaining permitting with the government. The Company intends to finance future exploration programs by selling equity or debt instruments or joint venturing its properties until cash flow from operations is developed. If such funds cannot be secured, the exploration activities will be delayed until necessary financing is received or the project will be discontinued.

Redfern is obligated to increase its existing cash and term deposits held for future remediation expenditures related to the Tulsequah Chief property by 10% of the remaining balance, per annum, until the remediation work is completed. This amounts to approximately $150,000 per annum, less accumulated interest. This obligation was waived by Teck Cominco in 2002. Remediation expenditures of $119,350 in 2003 were funded by withdrawals from this account and no additional top-up was required in 2003. Additional remediation expenses of $292,790 were incurred in 2004, which after deduction of $137,843 for the top-up requirement, qualify for

a withdrawal of $154,946 from the account. This amount has been recorded in accounts receivable for the three months ended March 31, 2005. Redfern anticipates that further remediation expenditures totalling approximately $300,000 will be incurred in 2005. It is anticipated that further withdrawals will be made from the remediation account to recover a significant portion of these costs.

At the Lagoa Salgada property in Portugal the Company is obligated to complete expenditures of €750,000 over the initial two-year contract period plus an additional €50,000 in cash payments to government. An initial cash payment of €25,000 was made in December 2004 to fulfill the first year instalment of this obligation.

The exploration and development programs of the Company are determined based on management's objectives, the assessment of the likelihood of success for each phase, the anticipated costs, the funding available to complete the program and external factors such as legal issues, the results of negotiations with First Nations and changes in government policies.

Material changes in the liquidity of the Company are substantially determined by the extent of the exploration or development program and its success or failure and the ability to raise capital.

Acquisitions and Divestitures

In the first three months of 2005 no property acquisitions were made. REM has made application to the government of Portugal to acquire a new exploration contract area in north-central Portugal covering historic and recent gold occurrences. Acquisition of this contract area is awaiting approval notice from the Portuguese authorities. This process is not dependent on any specific procedural timeline and REM anticipates that final notice may not be received until the fall of 2005.

Due to default of the terms of the agreement, Redcorp has notified Softrock Minerals Ltd. that it has terminated the joint venture agreement on the Hawk property in north-central BC. Redcorp will seek a new partner to advance the project.

Risks and Uncertainties

The business of exploration for minerals involves a number of risks which management attempts to mitigate to the extent practical.

In particular, few properties that are explored are ultimately developed into producing mines. The success of exploration and development programs can be affected by a number of matters, including but not limited to, geological and physical uncertainties, labour disruptions, environmental concerns, world mineral prices, foreign exchange fluctuations, uncertainties concerning title to properties and government restrictions.

Various First Nations have claimed title to the Province of British Columbia, including the Tulsequah Properties and it is unknown whether or how this might affect Redfern's interests.

The successful discovery and development of mineral properties also requires a significant level of financial resources. There is no assurance that the Company and Redfern will be successful in obtaining required levels of financing to complete its current year's exploration and/or development programs. However, management believes that cash resources on hand together with funds raised through recently completed share issuances should be sufficient to complete the current year's programs and provide working capital into 2005. For additional discussion of risks please refer to the Company's documents filed on the SEDAR electronic disclosure system at www.sedar.com.

REDCORP

FILE No. 82-1824

Interim Consolidated Financial Statements

for the six months ended

June 30, 2005

- unaudited -

REDCORP VENTURES LTD.

Suite 760, 777 Hornby Street, Vancouver, B.C., Canada V6Z 1S4
Tel: 604 669 4775 ● Fax: 604 669 5330 ● Toll Free: 1-888-669-4775

REDCORP VENTURES LTD.

Consolidated Balance Sheets

		June 30, 2005 (unaudited)		December 31, 2004 (audited)
ASSETS				
Current Assets:				
Cash & term deposits	$	**660,016**	$	1,807,215
Accounts receivable		**72,358**		285,424
Mineral exploration tax credit		**380,000**		380,000
Prepaid expenses		**20,515**		56,840
Total current assets		**1,132,889**		2,529,479
Restricted Cash - reclamation bonds		**132,622**		148,106
Long term investment		**6,897**		17,411
Fixed assets		**87,393**		106,848
Mineral leases and claims		**3,719,272**		3,719,272
Cash and term deposits held for future remediation		**1,793,413**		1,778,097
	$	**6,872,486**	$	8,299,213
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current Liabilities:				
Accounts payable and accrued liabilities	$	**102,551**	$	119,652
Asset Retirement Obligation		**360,949**		381,353
Shareholders' Equity:				
Share Capital:				
Authorized - Unlimited				
Issued and fully paid (note 2)		**43,453,832**		43,453,384
Contributed surplus		**632,247**		601,649
Deficit		**(37,677,093)**		(36,256,825)
Total shareholders' equity		**6,408,986**		7,798,208
	$	**6,872,486**	$	8,299,213

REDCORP VENTURES LTD.

Consolidated Statements of Operations and Deficit

(UNAUDITED)

	FOR THE THREE MONTH PERIODS ENDED		FOR THE SIX MONTH PERIODS ENDED	
	June 30, 2005	June 30, 2004	**June 30, 2005**	June 30, 2004
Oil & Gas Revenue (expense)	**$ (8,235)**	$ 6,500	**$ (4,235)**	$ 18,100
Interest revenue	**13,836**	25,665	**27,181**	38,552
Other Income	**-**	-	**800**	-
Gain on Sale of Securities	**128,161**	-	**128,161**	-
	133,762	32,165	**151,907**	56,652
Expenses				
Accretion Expense	**5,448**	5,400	**11,958**	10,800
Exploration costs	**872,036**	2,369,492	**1,096,774**	2,507,332
Project generation	**1,178**	-	**6,352**	1,092
Amortization	**8,247**	6,188	**30,336**	10,276
Communication	**2,894**	1,697	**5,471**	3,865
Fees and taxes	**(3,045)**	56,157	**22,998**	67,059
Investor Relations - Consulting	**10,500**	10,500	**21,000**	17,500
Legal and audit	**37,714**	25,315	**90,397**	40,776
Office	**58,071**	67,623	**104,544**	99,655
Insurance	**16,370**	13,066	**34,835**	25,969
Rent	**5,917**	8,726	**17,809**	17,451
Salaries	**75,738**	34,613	**121,780**	101,672
Travel	**3,479**	4,708	**7,921**	11,088
	1,094,547	2,603,485	**1,572,175**	2,914,535
Net Earnings (Loss)	**(960,785)**	(2,571,320)	**(1,420,268)**	(2,857,883)
Deficit, beginning of period				
As previously reported	**(36,716,308)**	(29,754,764)	**(36,256,825)**	(29,463,976)
Adjustment on adoption of new accounting standard	**-**	(108,246)	**-**	(112,471)
As restated	**(36,716,308)**	(29,863,010)	**(36,256,825)**	(29,576,447)
Deficit, end of period	**$ (37,677,093)**	$ (32,434,330)	**$ (37,677,093)**	$ (32,434,330)
Earnings (loss) per share	**$ (0.01)**	$ (0.04)	**$ (0.02)**	$ (0.05)

REDCORP VENTURES LTD.
Consolidated Statements of Cash Flows
(UNAUDITED)

	FOR THE THREE MONTH PERIODS ENDED		FOR THE SIX MONTH PERIODS ENDED	
	June 30, 2005	June 30, 2004	**June 30, 2005**	June 30, 2004
Cash provided by (Used in)				
Operations:				
Net loss	**$ (960,785)**	$ (2,571,320)	**$ (1,420,268)**	$ (2,857,883)
Items not affecting cash				
Accretion expense	**5,448**	5,400	**11,958**	10,800
Amortization	**8,248**	6,188	**30,336**	10,276
Gain on sale of securities	**(128,161)**	-	**(128,161)**	-
Stock Compensation Expense	**30,598**	-	**30,598**	28,278
Net change in non-cash operating working capital	**147,680**	150,229	**232,290**	178,992
Asset retirement obligation	**-**	(46,255)	**(32,362)**	(71,512)
	(896,972)	(2,455,758)	**(1,275,609)**	(2,701,049)
Financings:				
Issuance of share capital for cash,	**-**	15,879	**448**	3,114,019
Investments				
Proceeds on sale of long term investment shares	**138,675**	-	**138,675**	-
Restricted cash - reclamation bonds	**4,309**	-	**15,484**	-
Purchase of fixed assets	**(8,063)**	(39,388)	**(10,881)**	(47,090)
Cash and term deposits held for future remediation	**(9,501)**	(12,151)	**(15,316)**	(24,283)
	125,420	(51,539)	**127,962**	(71,373)
Increase (decrease) in cash	**(771,552)**	(2,491,418)	**(1,147,199)**	341,597
Cash and term deposits, beginning of period	**1,431,568**	3,369,373	**1,807,215**	536,358
Cash and term deposits, end of period	**$ 660,016**	$ 877,955	**$ 660,016**	$ 877,955

Notes to Consolidated Financial Statements

1. Accounting Policies:

The "Company" consists of Redcorp Ventures Ltd. and it's wholly owned subsidiaries Redfern Resources Ltd. and Redcorp Empreendimentos Mineiros Unipessoal Lda.

The information as at June 30, 2005 and for the three and six month periods ended June 30, 2005 and 2004 are unaudited. However, such financial information reflects all adjustments (consisting solely of normal recurring adjustments) necessary for a fair presentation of the results for the periods presented. The unaudited interim consolidated financial statements are prepared using accounting policies consistent with, and should be used in conjunction with, the Company's consolidated financial statements as at and for the year ended December 31, 2004.

2. Share Capital:

(a) *Authorized, issued and outstanding:*

Authorized share capital consists of unlimited number of no par value common shares.

Details of shares issued and outstanding are as follows:

	June 30, 2005		June 30 , 2004	
	Number	Amount	Number	Amount
Balance, beginning of period	70,502,854	$ 43,453,384	42,330,255	$ 35,185,155
Issued for cash:				
Options exercised			185,000	29,600
Warrants exercised			1,832,600	410,150
Private Placement			9,999,999	3,000,000
Less Expenses of offering		(448)		(511,957)
Balance, end of period	70,502,854	$ 43,453,832	54,347,854	$ 38,112,948

(b) *Share purchase options:*

	Number of shares	Weighted average Exercise price
Outstanding, December 31, 2004	2,900,000	$0.25
Granted	425,000	$0.11
Exercised	-	-
Expired	-	-
Outstanding, June 30, 2005	3,325,000	$0.21

The options outstanding at June 30, 2005 expire between May 3, 2006 and May 24, 2010.

(c) *Stock-based compensation:*

During the quarter ended June 30, 2005, the Company recognized compensation cost of $30,598 (quarter ended June 30, 2004 - NIL) in respect of options granted under its stock option plan. This amount was calculated in accordance with the fair value method of accounting.

For the purposes described above, the fair value of the stock option grants was estimated on the date of the grant using the Black Scholes option pricing model with the following assumptions:

	Q2 2005	Q2 2004
Risk free interest rate	2.50%	3.25%
Dividend yield	0.00%	0.00%
Expected lives	5 years	2.5 years
Volatility	81%	52%

There was $30,598 recorded for stock-based compensation in the three months ended June 30, 2005 as 425,000 options were granted. The weighted average grant date fair value of options granted during the quarter ended June 30, 2005 was $0.11 per option.

(d) *Share purchase warrants:*

Each warrant entitles the holder to purchase a common share at a set price and is exercisable at the option of the holder for a set period of time. There are 15,658,278 warrants issued and outstanding at June 30, 2005 which are exercisable as follows:

Balance, December 31, 2004	Issued	Exercised	Expired	Balance, June 30, 2005	Exercise price	Expiry
1,152,548				1,152,548	$0.35	July 16,2005
1,757,400				1,757,400	$0.25	Nov 14, 2005
4,133,330				4,133,330	$0.30 - 0.45	March 8, 2006
6,906,858				6,906,858	$0.50	July 16, 2006
1,708,142				1,708,142	$0.50	July 28, 2006
15,658,278				15,658,278		

There were no warrants exercised in the second quarter of 2005.

3. Commitments and contingencies:

Operating leases:

The Company is party to certain operating leases for office space, office equipment and vehicles:

2005	27,271
2006	25,258
2007 and thereafter	13,794

REDCORP

REDCORP VENTURES LTD.

Interim report
for the six months ended
June 30, 2005

Management Discussion and Analysis

Overall Performance

This discussion should be read in conjunction with the accompanying six month unaudited consolidated financial statements for Redcorp Ventures Ltd. and its wholly-owned subsidiaries Redfern Resources Ltd. ("Redfern") and Redcorp Empreendimentos Mineiros Unipessoal Lda. ("REM"), (collectively the "Company"), and related notes for the period ending June 30, 2005. As more fully discussed under the section entitled "*Critical Accounting Estimates and Changes in Accounting Policies*" the Company retroactively adopted new Asset Retirement Obligations policies, effective January 1, 2004. This is more fully discussed in note 2 of the Company's audited annual financial statements for the year ended December 31, 2004.

The Company is engaged in the business of acquiring and exploring mineral properties with the aim of developing them to a stage where they can be exploited at a profit. The Company's principal property is the active Tulsequah Project in northwest British Columbia which is owned and operated by Redfern. Redcorp also owns the Hawk gold project in north central British Columbia which is currently inactive. REM holds the active Lagoa Salgada project in Portugal.

During the six months ended June 30, 2005 the Company did not complete any financing for additional working capital. Total net funds realized through issuance of share capital in the first six months of 2005 were $448 compared to $3,114,019 during the corresponding period in 2004.

Exploration activities during the period continued to focus on preparatory work at the Lagoa Salgada property in Portugal. The Company finalized the re-processing of prior geophysical information and completed an inversion model of the data incorporating all of the available geological information from previous drilling. This work defined a number of discrete density anomalies in the immediate Lagoa Salgada deposit area, most of which remain untested by prior drilling. The existing sulphide deposit is located on one of these density anomalies, supporting the model. A drill program to test the targets began in July. The Company also conducted some additional evaluation of a second exploration contract area in central Portugal, which is awaiting final approval by the Portuguese government. At the Tulsequah Project, work was conducted on a feasibility update study into mid-May when the Company announced that preliminary findings indicated that the project would not be sufficiently positive without reductions in costs or an increase in resources. The Feasibility Update was suspended pending a review of the options available to the Company. This was reported on May 17, 2005. Expenditures were also incurred during the reporting period to complete remediation works at the Tulsequah project in accordance with Inspectors Directions issued by Environment Canada in 2004. A passive water treatment system was constructed on the lowest level of the old mine and was commissioned at the beginning of July. Further monitoring is planned. The Company also continued to press the

federal government for a final decision for the amended federal Canadian Environmental Assessment Act (CEAA) screening authorization. A positive decision on that authorization took place as a subsequent event, on July 25 2005.

Critical Accounting Estimates and Changes in Accounting Policies

Effective January 1, 2004 the Company retroactively adopted the new Asset Retirement Obligations (ARO) policy of the Canadian Institute of Chartered Accountants. This change was instituted in January 2005 and required restating of the 2004 interim financial statements referenced in this report. This policy requires the recording of the fair value of the liability for asset retirement obligations (eg. mine site closure and reclamation costs) and capitalization of asset retirement costs as part of the asset's carrying value. As all of the identified obligations are attendant to the Tulsequah Chief project, capitalization of ARO added an additional $540,072 to the recorded capital value of the property. The Company's estimates of asset retirement obligations are subject to change in response to changes in regulatory requirements, the extent of required reclamation and changes in methodology or estimated costs to complete the proposed reclamation.

Based on the most recent resource estimates and project permitting status, management believes the carried value of the properties is not impaired and, accordingly, no write-down of mineral properties has been recorded at this time. The Tulsequah project has a recorded capitalized value of $3,715,072.

Apart from the potential write-down of mineral properties from time to time, based on the assessment of mineable deposits, there is little variation expected in operating results from year to year and little is to be expected until such time, if any, as a production decision is made on one of the Company's mineral properties. The Company's consolidated financial statements have been prepared assuming the Company will continue on a going-concern basis.

The Company uses the fair-value method to record stock-based compensation, details of which are disclosed in note 2 of the accompanying notes to the interim financial statements. The stock-based compensation expense recorded in the six months ending June 30, 2005 was $30,598 compared to $28,278 in the corresponding period of 2004.

Results of Operations

During the six months ended June 30, 2005 the Company's total expenditures were $1,572,175 as compared to $2,914,535 in the same period of 2004. This difference principally reflects the fact that exploration expenditures in 2005 were primarily related to preparatory work at Lagoa Salgada in Portugal and Tulsequah reclamation costs whereas in 2004 the Company was in the midst of a major exploration drilling program at Tulsequah. Administration and overhead expenses in the six months ending June 30, 2005 were $463,443 compared to $396,403 in the corresponding period of 2004. The higher costs in 2005 are related principally to increased expenditures for fees for legal and audit, salaries, insurance, and amortization of leased vehicles in Portugal, partially offset by a reduction in fees and taxes.

Income from interest, and revenue from investment interests in oil and gas properties during the first six months of 2005 was $23,746 (2004 - $56,652). The reduced revenue relates to reduced income from Oil and Gas revenue reflecting the Company's share of operating expenses incurred to maintain and prolong the producing well operations, in addition to reduced interest income from reduced cash and term deposits.

During the first six months of 2005 Redfern sold 200,000 shares of its long-term investment in EuroZinc Mining Corporation ("EuroZinc"). As of June 30, 2005 Redfern held a total of 130,926 EuroZinc shares. Gain from sale of these securities in the first six months of 2005 was $128,161 compared to nil in the same period of 2004. The remaining shares were subsequently sold in July to close out the position and this gain will be reported in the third quarter financial statements.

Exploration activities were split between assessing the feasibility of the Tulsequah project and related permitting expenditures and completing preparations for initiation of drilling at Lagoa Salgada in Portugal. In addition, Redfern incurred costs for completing remediation facilities at the Tulsequah project during the period of April through the end of June. Remediation activities were completed in mid-July with ongoing monitoring and evaluation. All of the remediation expenses were recorded as exploration expenditures in the current period pending a review of the asset retirement obligation schedule in the third quarter and determination of the appropriate accretion expense to be recorded.

During the first six months of 2005 the Company recorded a net loss of $1,420,268 compared to a loss of $2,857,883 in the corresponding period of 2004. Consolidated working capital at the end of the period stands at $1,030,338 compared with $2,409,827 as of December 31, 2004.

Related Party Transactions and Additional Disclosure

The Company does not hold any off-balance sheet debt, nor does any director of the Company hold debt on behalf of the Company. All material transactions have been recorded or disclosed in the accompanying consolidated financial statements of the Company. There were no significant related-party transactions in the first six months of 2005 and none in 2004. The Company's most significant contractual obligations relate to its current office and office equipment leases with commitments totalling $29,957 through to early 2006.

Summary of Quarterly Financial Information

The following represents selected consolidated financial data for the eight quarters ended June 30, 2005 (unaudited):

Quarter ended	Sep 30, 2004 (re-stated)	Dec 31, 2004	Mar 31, 2005	Jun 30, 2005
Net revenue (Note 1)	$33,227	$41,460	$18,145	$133,762
Net earnings (loss) (Note 3)	$(2,904,301)	$(918,194)	$(459,483)	$(960,785)
Net earnings (loss) per share (Note 3)	$(0.05)	$(0.01)	$(0.01)	$(0.01)

Quarter ended	Sep 30, 2003 (re-stated)	Dec 31, 2003 (re-stated)	Mar 31, 2004 (re-stated)	Jun 30, 2004 (re-stated)
Net revenue (Note 1)	$33,699	$14,811	$24,487	$32,165
Net earnings (loss) (Note 3)	$(1,178,983)	$(669,001)	$(286,563)	$(2,571,320)
Net earnings (loss) per share (Note 3)	$(0.03)	$(0.01)	$(0.01)	$(0.04)

(1) Net revenue includes oil and gas revenue, interest and other revenue, and gain on sales of investments.
(2) There are no preferred shares authorized.
(3) Net earnings in total and on per equity share is same as indicated above.

Quarterly variations principally reflect the variation in the Company's exploration expenditures and activity from quarter to quarter and year to year. Generally, seasonal exploration expenditures are greatest in the third quarter of each year reflecting the increased activity during the summer months for the Company's mineral properties located in northern British Columbia. Expenditures have increased in the past two years in response to the improvement in metal prices and project economic outlook due to increases in global market demand. The Company has incurred significant expenditures at the Tulsequah project and is now assessing its options for financing of further project development. The Company is currently also actively exploring in Portugal and expects to complete a drilling program in the third quarter. Income is relatively predictable, reflecting the steady contribution of oil and gas income and variations in interest income depending on the cash account balances. The Company has fully written down the oil and gas assets and no depletion expense is currently recorded. The net oil and gas expense recorded in the current period relates to the Company's share of operating expenses incurred to maintain and prolong the producing well operations.

Liquidity and Capital Resources

In the six months ended June 30, 2005 the Company did not issue any share capital for cash. Further financing may be required to fund exploration programs and commitments at the Company's principal properties. The Company has no long term debt.

No shares of EuroZinc were sold in 2004 or in the first three months of 2005. In the second quarter Redfern sold 200,000 shares of EuroZinc to record a net gain of $128,161. Redfern sold the remaining shares of EuroZinc in early July as a subsequent event. The cash resources of the Company have been principally used to fund the exploration of mineral properties and the feasibility, permitting and defence of the permitting of the Tulsequah properties as well as to fund the Company's net overhead expenses and project generation costs. A total of $660,016 remained in cash and cash equivalents at June 30, 2005 (June 30, 2004 - $877,955).

The Company has filed qualifying expenses in its 2004 tax return which are eligible for a tax credit of $380,000 under the British Columbia Mineral Exploration tax credit program. Under that program the tax credit is issued as a cash payment as the Company has no net taxes payable for 2004. The Company anticipates receipt of this credit in the third quarter.

The recoverability of amounts shown for the Tulsequah project is dependent upon completion of remaining permitting with the government and advancing the project to a positive feasibility and production decision. The Company intends to finance future exploration programs by selling equity or debt instruments or joint venturing its properties until cash flow from operations is developed. If such funds cannot be secured, the exploration activities will be delayed until necessary financing is received or the project will be discontinued.

Redfern is obligated to increase its existing cash and term deposits held for future remediation expenditures related to the Tulsequah Chief property by 10% of the remaining balance, per annum, until the remediation work is completed. This amounts to approximately $150,000 per annum, less accumulated interest. Past remediation expenditures have been funded by withdrawals from this account, less allowance for the top-up funding. Redfern has recorded remediation expenditures in the second quarter and is seeking an interim withdrawal of $365,000 in the third quarter to cover a substantial portion of these costs.

At the Lagoa Salgada property in Portugal the Company is obligated to complete expenditures of €750,000 over the initial two-year contract period plus an additional €50,000 in cash payments to the government. An initial cash payment of €25,000 was made in December 2004 to fulfill the first year instalment of this obligation.

The exploration and development programs of the Company are determined based on management's objectives, the assessment of the likelihood of success for each phase, the anticipated costs, the funding available to complete the program and external factors such as legal issues, the results of negotiations with First Nations and changes in government policies.

Material changes in the liquidity of the Company are substantially determined by the extent of the exploration or development program and its success or failure and the ability to raise capital.

Acquisitions and Divestitures

In the first six months of 2005 no property acquisitions were made. REM has made application to the government of Portugal to acquire a new exploration contract area in north-central Portugal covering historic and recent gold occurrences. Acquisition of this contract area is awaiting approval notice from the Portuguese authorities. This process is not dependent on any specific procedural timeline and REM anticipates that final notice may not be received until the fall of 2005.

In the second quarter of 2005 Redfern completed the conversion of its mineral claims at the Tulsequah Project to the new "cell" based provincial online mineral title system. This has resulted in a slight adjustment of the boundaries of the claims and elimination of any potential

gaps or fractions between unsurveyed claims. The claim expiry dates were maintained unchanged.

Risks and Uncertainties

The business of exploration for minerals involves a number of risks which management attempts to mitigate to the extent practical.

In particular, few properties that are explored are ultimately developed into producing mines. The success of exploration and development programs can be affected by a number of matters, including but not limited to, geological and physical uncertainties, labour disruptions, environmental concerns, world mineral prices, foreign exchange fluctuations, uncertainties concerning title to properties and government restrictions.

Various First Nations have claimed title to the Province of British Columbia, including the Tulsequah Properties and it is unknown whether or how this might affect Redfern's interests.

The successful discovery and development of mineral properties also requires a significant level of financial resources. There is no assurance that the Company will be successful in obtaining required levels of financing to complete its current year's exploration and/or development programs. However, management believes that cash resources on hand together with funds resulting from tax credits and expense reimbursement from its remediation account should be sufficient to complete the current year's programs and provide working capital into 2006. For additional discussion of risks please refer to the Company's documents filed on the SEDAR electronic disclosure system at www.sedar.com.